SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS ISSUES SHARE OPTIONS TO DIRECTORS

Ryanair Holdings Plc today (Fri, 8 Feb) confirmed that it had issued Share Options to its Directors, during the current open period, granting each Director options over shares at a strike price of €11.12.

Ryanair's Executive Director Michael O'Leary has been granted options over 10m shares at this strike price. The terms of the options will require him to double Ryanair's profitability to €2bn p.a. and/or increase the share price to €21 per share over the next 5 years to qualify for all of these options. He will then be required to pay the full option price of €11.12 to take up these options.

Each of the 11 non-Executive Directors have also been granted options over 50,000 shares each at a strike price of €11.12. Again, the Company will have to double its profitability to €2bn p.a. and/or increase the share price to over €21 per Ordinary Share for the non-Exec Directors to qualify for all of these Share Options, which they will be required to pay the full option price of €11.12 per share to take up these options.

Note: The closing price of Ryanair Holdings Plc Ordinary Shares on Thurs 7 Feb was €11.12 per share.

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 February, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary